Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

	Predecessor					Combined	Pro forma
	Fiscal Year Ended May 31,					Quarter Ended	Fiscal Year Ended	Quarter Ended
	2007	2008	2009	2010	2011	August 31, 2011	May 31, 2011	August 31, 2011
	(in millions)
Earnings:
Net income before taxes	$94.20	$111.67	$116.98	$125.21	$130.63	$(7.65)	$(17.90)	$(6.20)
Fixed charges	0.87	1.07	1.23	1.27	1.43	3.71	99.03	25.52

Adjusted Earnings	$95.07	$112.74	$118.21	$126.48	$132.06	$(3.94)	$81.13	$19.32

Fixed Charges:
Gross interest incurred	$—	$—	$—	$—	$—	$3.39	$97.60	$25.20
Interest portion of rent expense	0.87	1.07	1.23	1.27	1.43	0.32	1.43	0.32

Total Fixed Charges	$0.87	$1.07	$1.23	$1.27	$1.43	$3.71	$99.03	$25.52

Ratio of Earnings to Fixed Charges	109.7	105.7	95.8	99.9	92.1	-1.1	0.8	0.8